Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

March 11, 2020

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen California AMT-Free Quality Municipal Income Fund (the “Fund”)
File Nos. 333-225399 and 811-21212

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments relating to the Fund’s initial registration statement on Form N-2, which was filed on June 4, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and the Fund’s responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2.

1.

Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund so confirms.

2.	Comment: Please consider providing principal risk disclosure addressing how the transition from LIBOR could affect the Fund’s investments.

Response: The Fund does not consider the transition from LIBOR to be a principal risk for the Fund at this time and therefore respectfully declines to add the requested disclosure. The Fund continues to monitor its risk disclosure in order to determine whether to add disclosure.

3.	Comment: Please confirm supplementally that the Fund will file with the Commission final versions of agreements required to be filed pursuant to Item 25.2 of Form N-2.

Response: The Fund so confirms.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Elisabeth Bentzinger

March 11, 2020

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Gifford Zimmerman
Mark Winget